Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 5 DATED JUNE 27, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 29, 2016, Supplement No. 2 dated May 20, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated June 7, 2016 and Supplement No. 4 dated June 23, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	recent real property investments and debt.

OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,500,000,000 in shares of Class A common stock and $1,000,000,000 in shares of Class T common stock. We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. As of June 24, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 59.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $591.4 million (including shares issued pursuant to our distribution reinvestment plan). As of June 24, 2016, approximately $2.4 billion in shares of our common stock remained available for sale in the offering.
Our board of directors has approved the close of our primary offering on or about August 31, 2016. In connection with the closing, subscription agreements may continue to be received until on or about August 31, 2016. We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 13 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 116 of the prospectus, and describes activity that occurred subsequent to the activity as of April 11, 2016 previously disclosed in our prospectus.
Description of Real Estate Investments
As of June 24, 2016, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 32 properties, acquired for an aggregate purchase price of $1.0 billion, located in 18 states, consisting of one multi-tenant and 31 single tenant properties, comprising approximately 10.4 million gross rentable square feet of corporate office and industrial space. As of June 24, 2016, these properties were 100% leased and had a weighted-average lease term remaining of 11.0 years. We acquired two properties, listed below, between April 12, 2016 and June 24, 2016, which were acquired through the use of proceeds from our ongoing public offering and debt borrowings.

Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
SKF USA — St. Louis, MO	Manufacturing	1	SKF USA, Inc.	310,986	$40,468,750
Amazon Distribution Center — Ruskin, FL	Wholesale	1	Amazon.com	1,017,693	$103,600,000

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
SKF USA — St. Louis, MO	April 22, 2016	2015	$40,468,750	$809,375	6.40%	7.60%	100%
Amazon Distribution Center — Ruskin, FL	June 21, 2016	2014	$103,600,000	$2,072,000	5.96%	6.61%	100%

(1)	Purchase price does not include acquisition-related expenses.

(2)
Fees paid to sponsor are payments we have made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 85 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the sole tenants at the properties listed above:

Property	Sole Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Annual Base Rent per Square Foot (2)	Lease Term (3)
SKF USA — St. Louis, MO	SKF USA, Inc.	310,986	100%	2/10 yr.	$2,590,000	(4)	$8.33	4/22/2016	–	12/14/2035
Amazon Distribution Center — Ruskin, FL	Amazon.com	1,017,693	100%	4/5 yr.	$6,170,392	(5)	$6.06	6/21/2016	–	8/31/2029

(1)	Represents the number of renewal options and the term of each option.

(2)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(3)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(4)	The annual base rent under the lease increases annually by 1.75% of the then-current annual base rent.

(5)	The annual base rent under the lease increases annually by 1.5% of the then-current annual base rent.

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 120 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of June 24, 2016 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2016	—	—	$—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	1	2,522	85,369	*%
2022	—	—	—	—%
2023	4	1,061,748	8,679,986	11%
2024	9	3,787,351	14,433,969	19%
2025	6	738,432	6,661,249	9%
2026	1	184,288	2,622,739	3%
Thereafter	12	4,657,900	44,897,883	58%
	33	10,432,241	$77,381,195	100%
________________
* Represents less than 1% of the total annual base rent.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” on page 121 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the depreciable basis in the two properties described in this prospectus supplement is approximately $118.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for a 40-year property and a straight-line method, half-year convention for all other properties. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties are estimated, as of June 24, 2016, as follows:

Property	Depreciable Tax Basis
SKF USA — St. Louis, MO	$33,184,375
Amazon Distribution Center — Ruskin, FL	84,952,000
$118,136,375
Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Borrowing Policies” beginning on page 112 of the prospectus.
As of June 24, 2016, the amount outstanding under the Amended Credit Facility was $304.9 million.

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